Exhibit 99.1

Investor and Media Contacts:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Reports Results for the Second Quarter of 2020

LONDON, ENGLAND — August 6, 2020 - Global Ship Lease, Inc. (NYSE:GSL) (the “Company” or “Global Ship Lease”), a containership charter owner, announced today its unaudited results for the three and six month periods ended June 30, 2020.
Second Quarter and Year To Date Highlights
- Reported operating revenue of $71.4 million for the second quarter 2020. Operating revenue for the six months ended June 30, 2020 was $142.3 million.
- Reported net income available to common shareholders of $12.6 million for the second quarter 2020 after a non-cash impairment charge of $0.9 million, giving normalized net income(3) of $13.5 million.  For the six months ended June 30, 2020, net income available to common shareholders was $13.2 million, after a non-cash impairment charge of $8.5 million and $2.3 million premium paid on the redemption of $46.0 million of our 9.875% Senior Secured Notes due 2022 (“2022 Notes”) in February 2020, giving normalized net income(3) of $24.0 million.
- Generated $41.8 million of Adjusted EBITDA(3) for the second quarter 2020. Adjusted EBITDA for the six months ended June 30, 2020 was $81.4 million.
- Agreed to multiple charter extensions and new charters:
•
Charters for five 2,200 – 2,500 TEU feeder ships (Julie, Manet, Maira, Nikolas and Newyorker), to Sea Consortium, Sea Lead and MSC, at rates between $6,600 and $8,000 per day, and with median redelivery periods between 4Q2020 and 1Q2021;

•	A short charter for one 5,100 TEU Panamax ship (Dolphin II), to Sea-Lead, at a rate of $7,000 per day, and with median redelivery in 4Q2020;
•	A charter extension for one 5,900 TEU Post-Panamax ship (Dimitris Y), to ZIM, at a rate of $14,500 per day, and with median redelivery in 2Q2022;
•
Charters for two 6,800 TEU Post-Panamax ships (GSL Christen and GSL Nicoletta), to Maersk and MSC, at rates expected to generate approximate Adjusted EBITDA of, respectively, $0.9 million and $2.2 million, over the median charter periods to 1Q2021 and 3Q2021;

•
Charters for two ECO-9,100 TEU ships (Anthea Y and Maira XL), to COSCO and another leading liner operator, at rates expected to generate approximate Adjusted EBITDA of, respectively, $2.1 million and $14.3 million, over the median charter periods to 4Q2020 and 2Q2022.

- Disposed of two 1999-built, 2,200 TEU feeder ships (GSL Matisse and Utrillo) in July 2020 for aggregate net proceeds of $7.1 million.

George Youroukos, Executive Chairman of Global Ship Lease, stated, “As the global economy continues to be disrupted by COVID-19, Global Ship Lease has been well served by our extensive contract cover, our commitment to seafarer and shore staff safety, and our focus on business resilience. During the second quarter, our attractive fleet of low slot cost, high reefer capacity, mid-sized and smaller containerships, supported by our well-established relationships with leading liner operators, enabled us to maximize on-hire time and secure strong, stable cash flows despite a challenging market.”
“While the timing and shape of global economic recovery remains hard to call, we see a number of reasons for cautious optimism. Following a sharp decline through much of the first half of the year, freight rates and charter rates have both rebounded in recent weeks, with that strength felt first by well-specified post-panamax vessels - particularly those with high reefer capacity, like those in our fleet - just as we saw during the market recovery in 2019. As a result, idle containership capacity has fallen significantly, from a high of 11.7% in Q2 to 6.6% by the end of July, while the re-opening of ship recycling facilities is allowing marginal tonnage to be deleted from the global fleet. Encouragingly, our customers in the liner industry have demonstrated impressive price and capacity discipline, maintaining and even expanding their margins against a challenging macroeconomic backdrop. In an important distinction from prior downturns, the eventual post-COVID-19 demand recovery is set to take place against a supply scenario marked by a tiny orderbook - particularly in the size segments in which we operate. With our well-specified, low slot cost, high reefer capacity containerships in structurally undersupplied segments, Global Ship Lease should benefit from a tightening market in even a conservative recovery scenario.”
Ian Webber, Chief Executive Officer of Global Ship Lease, commented, “We have continued to focus on financial resilience, balance sheet de-levering, and positioning to take advantage of opportunities as they arise. Having secured new charters or extensions for 11 of our vessels and returned our fleet to full employment, we have locked in 97% of our Adjusted EBITDA for 2020 and 75% for 2021. During the second quarter, we also continued to reduce our leverage, amortizing a further $20.5 million of debt and reducing our remaining debt maturities between now and 2022 to a negligible level. As a result of our continuous chartering activity and balance sheet management, and with the added benefit of having primarily floating-rate debt at a time of record-low LIBOR, we believe that, at this time, Global Ship Lease is in an excellent financial and strategic position to sustain current market conditions while we continue to receive stable, predictable cash flows from strong counterparties and to continue our discussions around the opportunistic refinancing of our 2022 Notes.”
SELECTED FINANCIAL DATA – UNAUDITED
(thousands of U.S. dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Operating Revenue (1)	71,376	63,087	142,323	127,601
Operating Income	29,682	26,727	50,078	55,523
Net Income (2)	12,605	8,368	13,226	17,991
Adjusted EBITDA (3)	41,800	38,371	81,350	78,469
Normalized Net Income (3)	13,517	8,368	23,994	17,991

(1) Operating Revenue is net of address commissions which represents a discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate. Brokerage commissions are included in “Time charter and voyage expenses”.
(2) Net Income available to common shareholders.
(3) Adjusted EBITDA and Normalized Net Income are non-US Generally Accepted Accounting Principles (“US GAAP”) financial measures, as explained further in this press release, and are considered by Global Ship Lease to be a useful measure of its performance. For reconciliations of these non-GAAP financial measure to net income, the most directly comparable US GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.

Revenue and Utilization
The Company generated revenue from fixed-rate, mainly long-term time-charters of $71.4 million in the three months ended June 30, 2020, up $8.3 million (or 13.2%) on revenue of $63.1 million for the comparative period in 2019. The increase is principally due to an additional 11.9% operating days from the addition of seven vessels since April 1, 2019, offset by decreases in revenue of Agios Dimitrios and MSC Qingdao due to offhire from scrubber installation during second quarter 2020. There were 4,095 ownership days in the quarter, an increase of 17.3% compared to 3,492 in the second quarter 2019. The 210 days of offhire for dry-dockings in the three months ended June 30, 2020 were mainly attributable to three dry-dockings in progress as of June 30, 2020, one for regulatory reasons and two for scrubber installation. With 161 days idle time for GSL Matisse and Utrillo (assets held for sale as at June 30, 2020), 33 idle days for Julie and GSL Christen between charters and 20 days of unplanned offhire days, utilization was 89.6%. In the comparative period of 2019, there were 174 days of planned offhire, mainly attributable to one completed dry-docking, primarily to upgrade the ship to increase substantially its reefer capacity and four dry-dockings in progress as of June 30, 2019, one for regulatory reasons only and three for the upgrade of their reefer capacity along with the regulatory dry-docking which had been brought forward. With 18 days idle time for Tasman, GSL Valerie and Orca I between charters and 19 days of unplanned offhire days, utilization was 94.0%.
For the six months ended June 30, 2020, revenue was $142.3 million, up $14.7 million (or 11.5%) on revenue of $127.6 million in the comparative period, mainly due to the factors noted above, together with increased revenue from MSC Tianjin, Alexandra, Alexis, Olivia I, Kristina and Katherine as the charters for these ships were renewed at increased rates, counterbalanced by a decrease in revenue from GSL Matisse and Utrillo (assets held for sale) and La Tour as her charter was renewed at a lower rate.
The table below shows fleet utilization for the three and six month periods ended June 30, 2020 and 2019, and for the years ended December 31, 2019, 2018, 2017 and 2016.

	Three months ended		Six months ended		Year ended
	June 30,	June 30,	June 30,	June 30,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Days	2020	2019	2020	2019	2019	2018	2017	2016

Ownership days	4,095	3,492	8,111	6,912	14,326	7,675	6,570	6,588
Planned offhire - dry-dockings	(210)	(174)	(434)	(174)	(537)	(34)	(62)	(100)
Unplanned offhire	(20)	(19)	(59)	(24)	(105)	(17)	(40)	(3)
Idle time	(194)	(18)	(250)	(18)	(164)	(47)	0	0
Operating days	3,671	3,281	7,368	6,696	13,520	7,577	6,468	6,485

Utilization	89.6%	94.0%	90.8%	96.9%	94.4%	98.7%	98.4%	98.4%

Three dry-dockings were in progress as of June 30, 2020, one for regulatory reasons and two for the installation of scrubbers.  In the second half of 2020, we anticipate six further dry-dockings, one for the installation of scrubbers and five for regulatory purposes.
Vessel Operating Expenses
Vessel operating expenses, which primarily include costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were up 16.3% at $24.2 million for the three months ended June 30, 2020, compared to $20.8 million in the prior year period. The increase was due to 603 (or 17.3%) additional ownership days as a result of the acquisition of seven vessels since April 1, 2019, all of which are Post-Panamax with higher daily operating expenses, offset by an overall lower average cost per ownership day in the quarter of $5,902, compared to $5,959 for the prior year period, down $57 per day, or 1.0%.
For the six months ended June 30, 2020, vessel operating expenses were $49.7 million, or an average of $6,125 per day, compared to $41.8 million in the comparative period, or $6,042 per day, an increase of $83 per ownership day, or 1.4%.

Time Charter and Voyage Expenses
Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous owner’s costs associated with a ship’s voyage. Time charter and voyage expenses were $2.7 million for the three months ended June 30, 2020, compared to $2.1 million in the prior year period. The increase was mainly due to the addition of the seven vessels since April 1, 2019, all of which incur such commission. In addition, a number of our legacy ships have completed their initial charters with CMA CGM or OOCL and were employed on new charters obtained with the assistance of a broker, thereby incurring commission. Further, there was an increase in bunker costs for GSL Matisse and Utrillo (assets held for sale), and for Julie and GSL Christen during idle time.
For the six months ended June 30, 2020, time charter and voyage expenses were $6.2 million, compared to $3.6 million in the comparative period with the increase being due to the addition of six vessels since July 1, 2019.
Depreciation and Amortization
Depreciation and amortization for the three-month period ended June 30, 2020 was $11.6 million, compared to $11.0 million in the second quarter of 2019.  The increase was mainly due to the addition of seven vessels since April 1, 2019.
Depreciation for the six months ended June 30, 2020 was $23.1 million, compared to $21.7 million in the comparative period, with the increase being due to the addition of six vessels since July 1, 2019.
Vessel impairment losses
Two 1999-built, 2,200 TEU feeder ships, GSL Matisse and Utrillo, were sold on July 3, 2020 and July 20, 2020, respectively.  As of June 30, 2020, the vessels were immediately available for sale and qualified as assets held for sale. As of March 31, 2020, we had an expectation that the vessels would be sold before the end of their previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment charge of $7.6 million was recognized for the three months ended March 31, 2020 and an additional impairment charge of $0.9 million has been recognized in the three months ended June 30, 2020. No impairment charges were recognized in the prior year periods.
General and Administrative Expenses
General and administrative expenses were $2.3 million in the three months ended June 30, 2020, compared to $2.5 million in the comparative period.  The average general and administrative expense per ownership day for the three-month period ended June 30, 2020 was $567, compared to $720 in the comparative period, a decrease of $153 or 21.3%.
For the six months ended June 30, 2020, general and administrative expenses were $4.8 million, compared to $5.0 million in the comparative period. The average general and administrative expense per ownership day for the six-month period ended June 30, 2020 was $587, compared to $719 in the comparative period, a decrease of $132 or 18.4%.
Adjusted EBITDA
As a result of the above, Adjusted EBITDA was $41.8 million for the three months ended June 30, 2020, up from $38.4 million for the three months ended June 30, 2019, with the increase being mainly due to the addition of seven vessels since April 1, 2019 and reduced average daily Vessel Operating Expenses.
Adjusted EBITDA for the six months ended June 30, 2020 was $81.4 million, compared to $78.5 million for the comparative period, with the increase being due to the addition of six vessels since July 1, 2019.

Interest Expense and Interest Income
Debt at June 30, 2020 totaled $845.0 million, comprising $267.0 million of indebtedness on our 2022 Notes and $4.7 million of indebtedness under a secured term loan, both cross collateralized by 18 vessels in the legacy GSL fleet, $59.0 million of unsecured indebtedness on our Senior Unsecured Notes due 2024 (the “2024 Notes”), and $514.3 million other secured debt collateralized by our other vessels.  As of June 30, 2020, five of our vessels were unencumbered.
Debt at June 30, 2019 totaled $875.6 million, comprised of $340.0 million of indebtedness under our 2022 Notes and $24.8 million of indebtedness under a secured term loan, both cross collateralized by 18 vessels in the legacy GSL fleet and $510.8 million of other secured debt collateralized by our other vessels.
Interest and other finance expenses for the three months ended June 30, 2020 were $16.0 million, a decrease of $2.7 million, or 14.4%, on the interest and other finance expenses for the prior year period of $18.7 million. The decrease is mainly due to principal repayments during second quarter of 2020 offset by the interest paid on our 2024 Notes.
For the six months ended June 30, 2020, interest expense was $35.5 million, compared to $38.1 million for the six months ended June 30, 2019, with the decrease mainly for the reasons noted above offset by the $2.3 million premium paid on the optional redemption of $46.0 million of our 2022 Notes in the first quarter of 2020.
Interest income for the three months ended June 30, 2020 was $0.2 million, compared to $0.4 million for the comparative period in 2019 with the decrease being due to decrease in lower deposit interest rates.
Interest income for the six months ended June 30, 2020 was $0.8 million, the same as in the comparative period in 2019.
Other (Expenses)/Income, Net
Other (expenses)/income, net is mainly comprised of gains/losses in bunkers following deliveries and redeliveries of ships from charterers and passenger income. Other expenses, net was $0.4 million in the three months ended June 30, 2020, compared to other income, net of $0.7 million in the prior year period.
Other expenses, net was $0.4 million in the six months ended June 30, 2020, compared to other income, net of $1.2 million in the prior year period.
Taxation
Taxation for the three months ended June 30, 2020 was a credit of $3,000, compared to $56,000 charge in the second quarter of 2019.
Taxation for the six months ended June 30, 2020 was a credit of $3,000, compared to $40,000 charge in the comparative period in 2019.
Earnings Allocated to Preferred Shares
Our Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”) carry a coupon of 8.75%, the cost of which for the three months ended June 30, 2020 was $0.9 million, compared to $0.8 million for the comparative period; the increase is due to additional Series B Preferred Shares issued under our Depositary Shares ATM program since December 2019.  Each Depositary Share represents 1/100th of one Series B Preferred Share. The cost was $1.8 million in the six months ended June 30, 2020, compared to $1.5 million for the comparative period.

Net Income Available to Common Shareholders
Net income available to common shareholders for the three months ended June 30, 2020 was $12.6 million, after a non-cash impairment charge of $0.9 million, compared to $8.4 million in the second quarter of 2019.
Net income available to common shareholders was $13.2 million, after a non-cash impairment charge of $8.5 million and $2.3 million premium paid on the redemption of $46.0 million of our 2022 Notes in February 2020 for the six months ended June 30, 2020, compared to $18.0 million in the comparative period.
Normalized net income for the three months ended June 30, 2020, before the non-cash impairment charge of $0.9 million, was $13.5 million.  For the six months ended June 30, 2020, normalized net income was $24.0 million, before the non-cash impairment charge of $8.5 million and $2.3 million premium paid on the redemption of 2022 Notes. Normalized net income in the comparative periods was the same as reported.
Fleet
The following table provides information about the on-the-water fleet of 43 ships. GSL Matisse and Utrillo, which were divested in July 2020, are excluded. The table includes charters agreed up to August 6, 2020.
Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	1Q26	47,200
UASC Al Khor(1)	9,115	31,764	2015	Hapag-Lloyd	1Q22	2Q22	34,000
Anthea Y(1)	9,115	31,890	2015	COSCO (2)	3Q20	4Q20	Confidential (2)
Maira XL(1)	9,115	31,820	2015	Confidential (3)	2Q22	3Q22	Confidential (3)
MSC Tianjin (4)	8,603	34,325	2005	MSC	2Q24	3Q24	Confidential (4)
MSC Qingdao (4)	8,603	34,305	2004	MSC	2Q24	3Q24	Confidential (4)
GSL Ningbo	8,603	34,340	2004	Maersk	3Q20	4Q20	18,000
GSL Eleni	7,847	29,261	2004	Maersk	3Q24	4Q24(5)	Confidential (5)
GSL Kalliopi	7,847	29,105	2004	Maersk	4Q22	4Q24(5)	Confidential (5)
GSL Grania	7,847	29,190	2004	Maersk	4Q22	4Q24(5)	Confidential (5)
Mary(1)	6,927	23,424	2013	CMA CGM	3Q23	4Q23	25,910
Kristina(1)	6,927	23,421	2013	CMA CGM	2Q24	3Q24	25,910
Katherine (1)	6,927	23,403	2013	CMA CGM	1Q24	2Q24	25,910
Alexandra (1)	6,927	23,348	2013	CMA CGM	1Q24	2Q24	25,910
Alexis (1)	6,882	23,919	2015	CMA CGM	1Q24	2Q24	25,910
Olivia I (1)	6,882	23,864	2015	CMA CGM	1Q24	2Q24	25,910
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	2Q21	4Q21	34,000

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date	Daily Charter Rate $
Agios Dimitrios	6,572	24,746	2011	MSC	4Q23	1Q24	20,000
GSL Christen	6,840	27,954	2002	Maersk (6)	3Q20	1Q21	Confidential (6)
GSL Nicoletta	6,840	28,070	2002	MSC (6)	2Q21	3Q21	Confidential (6)
GSL Vinia	6,080	23,737	2004	Confidential (7)	3Q24	1Q25	Confidential (7)
GSL Christel Elisabeth	6,080	23,745	2004	Confidential (7)	2Q24	1Q25	Confidential (7)
Tasman	5,936	25,010	2000	Maersk	1Q22	3Q23(8)	12,500(8)
Dimitris Y	5,936	25,010	2000	ZIM	2Q22	2Q22	14,500
Ian H	5,936	25,128	2000	ZIM	1Q21	2Q21	14,500
Dolphin II	5,095	20,596	2007	Sea Lead (9)	4Q20	4Q20	7,000(9)
Orca I	5,095	20,633	2006	Maersk	3Q20(10)	2Q21(10)	9,000(10)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	4Q20	2Q21	33,750
CMA CGM Château d’If	5,089	19,994	2007	CMA CGM	4Q20	2Q21	33,750
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM America	4,045	17,428	2006	CMA CGM	3Q22	1Q23	25,350
GSL Valerie	2,824	11,971	2005	MSC	3Q20	3Q20	9,000
Athena	2,762	13,538	2003	MSC	1Q21	1Q21	9,000
Maira	2,506	11,453	2000	MSC	4Q20	4Q20	8,000
Nikolas	2,506	11,370	2000	MSC	4Q20	4Q20	8,000
Newyorker	2,506	11,463	2001	MSC	1Q21	1Q21	9,000(11)
La Tour	2,272	11,742	2001	MSC	4Q20	4Q20	8,800
Manet	2,272	11,727	2001	Sea Lead	4Q20	4Q20	7,750
GSL Keta	2,207	11,731	2003	OOCL	3Q20	4Q20	8,000
Julie	2,207	11,731	2002	Sea Consortium	3Q20	3Q20	6,600
Kumasi	2,207	11,791	2002	CMA CGM	4Q20	1Q21	9,800
Marie Delmas	2,207	11,731	2002	CMA CGM	4Q20	1Q21	9,800

(1) Modern design, high reefer capacity, fuel-efficient vessel.
(2) Charter extended from June 5, 2020 to 4Q2020 (assuming median expiry), at a rate expected to generate approximately $2.1 million of Adjusted EBITDA over the median period.
(3) Charter to July 2020 with COSCO at a rate of $39,200 per day; new charter with a leading liner operator, expected to commence in August 2020, to 2Q2022 (assuming median expiry), at a rate expected to generate approximately $14.3 million of Adjusted EBITDA over the median period.

(4) Five-year charters which commenced 2Q2019. Approximately $40 million of Adjusted EBITDA, aggregate across the two ships, is expected to be generated for the median period remaining on the charters, from June 30, 2020.
(5) GSL Eleni delivered 2Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q2019) and GSL Grania (delivered 3Q2019) are chartered for three years plus two successive periods of one year at the option of the charterer. Approximately $26 million of Adjusted EBITDA, aggregate across the three ships, is expected to be generated for the median firm period remaining on the charters, from June 30, 2020. This increases by approximately $16 million if all options are exercised by the Charterer.
(6) New Purchase One has been renamed GSL Christen; New Purchase Two has been renamed GSL Nicoletta. GSL Christen commenced a new charter with a Maersk in July 2020, to 1Q2021 (assuming median expiry), at a rate expected to generate approximately $0.9 million of Adjusted EBITDA over the median period. GSL Nicoletta commenced a new charter with MSC in July 2020, to 3Q2021 (assuming median expiry), at a rate expected to generate approximately $2.2 million of Adjusted EBITDA over the median period.
(7) GSL Vinia and GSL Christel Elisabeth delivered in December 2019, and are contracted on 52 – 60 months charters. Approximately $19 million of Adjusted EBITDA, aggregate across the two ships, is expected to be generated for the median period remaining on the charters, from June 30, 2020.
(8) 12-month extension at charterer’s option callable in 2Q2022, at an increased rate of $20,000 per day.
(9) Charter to July with Feedertech at a rate of $12,500 per day; new charter with Sea-Lead, expected to commence in August 2020, to 4Q2022, at a rate of $7,000 per day.
(10) 12-24 month charter (which commenced in June 2019), at charterer’s option. Rate increases to $10,000 per day from September 1, 2020.
(11) Charter for Newyorker extended to 1Q2021, at a rate of $8,000 per day from January 1, 2021.
Conference Call and Webcast
Global Ship Lease will hold a conference call to discuss the Company's results for the three months ended June 30, 2020 today, Thursday August 6, 2020 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:
 (1) Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 5976748
Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.
 (2) Live Internet webcast and slide presentation: http://www.globalshiplease.com
If you are unable to participate at this time, a replay of the call will be available through Saturday, August 17, 2020 at (855) 859-2056 or (404) 537-3406. Enter the code 5976748 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.
Annual Report on Form 20-F
The Company’s Annual Report for 2019 was filed with the Securities and Exchange Commission (the “Commission”) on April 2, 2020. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com or on the Commission’s website at www.sec.gov.  Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, 25 Wilton Road, London SW1V ILW.

About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.
Global Ship Lease owns 43 containerships, ranging from 2,207 to 11,040 TEU, of which nine are fuel-efficient new-design wide-beam, with a total capacity of 245,280 TEU and an average age, weighted by TEU capacity, of 13.2 years as at June 30, 2020.
Adjusted to include all charters agreed, and ships acquired or divested, up to August 06, 2020, the average remaining term of the Company’s charters at June 30, 2020, to the mid-point of redelivery, including options under the Company’s control, was 2.3 years on a TEU-weighted basis. Contracted revenue on the same basis was $659.1 million. Contracted revenue was $743.6 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.6 years.
Reconciliation of Non-U.S. GAAP Financial Measures
A. Adjusted EBITDA
Adjusted EBITDA represents net income before interest income and expense, earnings allocated to preferred shares, income taxes, depreciation and amortization of drydocking costs and impairment losses.  Adjusted EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company's ability to generate cash from its operations.  We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in US GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.
Adjusted EBITDA is presented herein on a forward-looking basis in certain instances. The Company has not provided a reconciliation of forward looking Adjusted EBITDA to the most directly comparable US GAAP measure because such US GAAP financial measure on a forward-looking basis is not available to the Company without unreasonable effort.
ADJUSTED EBITDA - UNAUDITED
(thousands of U.S. dollars)

		Three	Three	Six	Six
		months	months	months	months
		ended	ended	ended	ended
		June 30,	June 30,	June 30,	June 30,
		2020	2019	2020	2019

Net income available to Common Shareholders		12,605	8,368	13,226	17,991

Adjust:	Depreciation and amortization	11,578	10,952	23,126	21,710
	Impairment charges	912	-	8,497	-
	Interest income	(193)	(367)	(831)	(784)
	Interest expense	15,984	18,708	35,539	38,060
	Income tax	3	(56)	3	(40)
	Earnings allocated to preferred shares	911	766	1,790	1,532

Adjusted EBITDA		41,800	38,371	81,350	78,469

B. Normalized net income
Normalized net income represents net income adjusted for impairment charges and the premium paid on redemption of our 2022 Notes. Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net loss for items that do not affect operating performance or operating cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles.  Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.
NORMALIZED NET INCOME
(thousands of U.S. dollars)

		Three	Three	Six	Six
		months	months	months	months
		ended	ended	ended	ended
		June 30,	June 30,	June 30,	June 30,
		2020	2019	2020	2019

Net income available to Common Shareholders		12,605	8,368	13,226	17,991

Adjust:	Impairment charges	912	-	8,497	-
	Premium paid on redemption of 2022 Notes	-	-	2,271	-

Normalized net income		13,517	8,368	23,994	17,991

Safe Harbor Statement
This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease's current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," “should,” "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.
The risks and uncertainties include, but are not limited to:
•	future operating or financial results;
•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;
•	the length and severity of the ongoing outbreak of the novel coronavirus (COVID-19) around the world and governmental responses thereto;
•	the financial condition of our charterers, particularly CMA CGM, our principal charterer and main source of operating revenue, and their ability to pay charterhire in accordance with the charters;
•
Global Ship Lease’s financial condition and liquidity, including its level of indebtedness or ability to obtain additional financing to fund capital expenditures, ship acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facilities;
•
Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	risks relating to the acquisition of Poseidon Containers and Global Ship Lease’s ability to realize the anticipated benefits of the acquisition;
•	future acquisitions, business strategy and expected capital spending;
•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;
•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;
•	assumptions regarding interest rates and inflation;
•	changes in the rate of growth of global and various regional economies;
•	risks incidental to ship operation, including piracy, discharge of pollutants and ship accidents and damage including total or constructive total loss;
•	estimated future capital expenditures needed to preserve its capital base;
•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;
•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters or other ship employment arrangements;
•	the continued performance of existing long-term, fixed-rate time charters;
•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;
•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;
•	expectations about the availability of insurance on commercially reasonable terms;
•	unanticipated changes in laws and regulations including taxation;
•	potential liability from future litigation.
Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease's actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease's filings with the U.S Securities and Exchange Commission (the “SEC”).  Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	June 30, 2020	December 31, 2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$73,721	$138,024
Restricted cash	9,750	3,909
Accounts receivable, net	3,390	2,350
Inventories	6,071	5,595
Prepaid expenses and other current assets	6,910	8,132
Due from related parties	7,244	3,860
Assets held for sale	7,096	-
Total current assets	$114,182	$161,870
NON - CURRENT ASSETS
Vessels in operation	$1,147,214	$1,155,586
Advances for vessels acquisitions and other additions	10,073	10,791
Intangible assets - charter agreements	108	1,467
Deferred charges, net	17,679	16,408
Restricted cash, net of current portion	6,215	5,703
Total non - current assets	1,181,289	1,189,955
TOTAL ASSETS	$1,295,471	$1,351,825
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$14,869	$9,052
Accrued liabilities	13,851	22,916
Current portion of long-term debt and deferred financing costs	81,358	87,532
Deferred revenue	5,019	9,987
Due to related parties	33	109
Total current liabilities	$115,130	$129,596
LONG-TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	$748,857	$809,357
Intangible liability-charter agreements	5,466	6,470
Total non - current liabilities	754,323	815,827
Total liabilities	$869,453	$945,423
Commitments and Contingencies	-	-
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 17,741,008 shares issued and outstanding (2019 – 17,556,738 shares)	177	175
Class B common shares - authorized 20,000,000 shares with a $0.01 par value nil shares issued and outstanding (2019 – nil shares)	-	-
Series B Preferred Shares - authorized 44,000 shares with a $0.01 par value 16,655 shares issued and outstanding (2019 – 14,428 shares)	-	-
Series C Preferred Shares - authorized 250,000 shares with a $0.01 par value 250,000 shares issued and outstanding (2019 - 250,000 shares)	3	3
Additional paid in capital	571,974	565,586
Accumulated deficit	(146,136)	(159,362)
Total shareholders' equity	426,018	406,402
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,295,471	$1,351,825

 Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Operations

(Expressed in thousands of U.S. dollars except share data)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
OPERATING REVENUES
Time charter revenue (includes related party revenues of $36,848 and $37,845 for each of the three month periods ended June 30, 2020 and 2019, respectively, and $74,524 and $72,478 for each of the six month periods ended June 30, 2020 and 2019, respectively)	$71,376	$63,087	$142,323	$127,601
OPERATING EXPENSES:
Vessel operating expenses (includes related party vessel operating expenses of $3,068 and $2,428 for each of the three month periods ended June 30, 2020 and 2019, respectively, and $6,105 and $4,233 for each of the six month periods ended June 30, 2020 and 2019, respectively)	24,170	20,810	49,682	41,765
Time charter and voyage expenses (includes related party time charter and voyage expenses of $591 and $420 for each of the three month periods ended June 30, 2020 and 2019, respectively, and $1,201 and $850 for each of the six month periods ended June 30, 2020 and 2019, respectively)	2,712	2,084	6,181	3,635
Depreciation and amortization	11,578	10,952	23,126	21,710
Vessel impairment losses	912	-	8,497	-
General and administrative expenses	2,322	2,514	4,759	4,968
Operating Income	29,682	26,727	50,078	55,523

NON OPERATING INCOME/(EXPENSES)
Interest income	193	367	831	784
Interest and other finance expenses including premium on 2022 Notes	(15,984)	(18,708)	(35,539)	(38,060)
Other (expenses) / income, net	(372)	692	(351)	1,236
Total non operating expenses	(16,163)	(17,649)	(35,059)	(36,040)
Income before income taxes	13,519	9,078	15,019	19,483
Income taxes	(3)	56	(3)	40
Net Income	13,516	9,134	15,016	19,523
Earnings allocated to Series B Preferred Shares	(911)	(766)	(1,790)	(1,532)
Net Income available to Common Shareholders	$12,605	$8,368	$13,226	$17,991

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic	17,708,609	9,942,950	17,632,674	9,937,836
Diluted	17,806,742	9,964,607	17,730,628	10,012,442

Net Earnings per Class A common share
Basic	$0.42	$0.37	$0.44	$0.79
Diluted	$0.42	$0.36	$0.44	$0.78

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Cash flows from operating activities:
Net income	$13,516	$9,134	$15,016	$19,523
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$11,578	$10,952	$23,126	$21,710
Vessel impairment losses	912	-	8,497	-
Amortization of deferred financing costs	994	744	1,921	1,489
Amortization of original issue discount/premium on repurchase of notes	143	203	2,282	405
Amortization of intangible liability/asset-charter agreements	(124)	479	355	947
Share based compensation	853	429	1,282	858
Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable and other assets	$390	$(1,652)	$182	$(1,746)
Increase in inventories	(80)	(636)	(476)	(194)
(Decrease)/increase in accounts payable and other liabilities	(11,749)	(2,930)	(5,154)	789
Decrease in related parties' balances, net	(1,526)	(4,329)	(3,460)	(6,367)
Decrease in deferred revenue	(1,659)	(307)	(4,968)	(788)
Unrealized foreign exchange loss	1	14	1	10
Net cash provided by operating activities	$13,249	$12,101	$38,604	$36,636
Cash flows from investing activities:
Acquisition of vessels	$-	$(18,496)	$(23,060)	$(18,496)
Cash paid for vessel expenditure	(277)	(6,139)	(1,385)	(6,776)
Advances for vessel acquisitions and other additions	(1,079)	-	(1,279)	-
Cash paid for drydockings	(3,117)	(646)	(7,189)	(696)
Advances from sale of vessels	4,119	-	4,119	-
Net cash used in investing activities	$(354)	$(25,281)	$(28,794)	$(25,968)
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes	$-	$-	$19,193	$-
Repurchase of 2022 Notes, including premium	(625)	-	(57,822)	-
Proceeds from drawdown of credit facilities	-	13,000	47,000	13,000
Repayment of credit facilities	(20,460)	(20,320)	(33,912)	(26,546)
Repayment of refinanced debt	-	-	(44,366)	-
Deferred financing costs paid	(89)	(322)	(969)	(322)
Proceeds from offering of Class A common shares, net of offering costs	(37)	-	(76)	-
Proceeds from offering of Series B preferred shares, net of offering costs	1,179	-	4,982	-
Series B Preferred Shares-dividends paid	(911)	(766)	(1,790)	(1,532)
Net cash used in financing activities	$(20,943)	$(8,408)	$(67,760)	$(15,400)
Decrease in cash and cash equivalents and restricted cash	(8,048)	(21,588)	(57,950)	(4,732)
Cash and cash equivalents and restricted cash at beginning of the period	97,734	106,928	147,636	90,072
Cash and cash equivalents and restricted cash at end of the period	$89,686	$85,340	$89,686	$85,340
Supplementary Cash Flow Information:
Cash paid for interest	21,909	25,688	33,098	34,895
Non-cash Investing activities:
Unpaid drydocking expenses	482	-	482	-
Unpaid vessel additions	2,823	-	2,823	-